

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2014

Via E-mail
David S. Kravitz, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022-2585

    Re: Rand Logistics, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed August 5, 2014
        File No. 001-33345

Dear Mr. Kravitz:

We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. Refer to the disclosure in the third paragraph from the bottom of page 2. The disclosure about the date on which the proxy materials are being furnished to shareholders should be relocated to the first page of the proxy statement. Refer to Item 1(b) of Schedule 14A.

2. You disclose in the third paragraph on page 2 that solicitations may be made in person, by telephone, the internet or mail, and by facsimile. Please confirm your understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).

3. Do you plan to solicit proxies via Internet chat rooms? If so, tell us which web sites you plan to utilize.

Background of the Solicitation, page 3

4. You state that over the past several years, management has consistently communicated with and responded to questions from JWest, LLC. Please summarize these earlier contacts between JWest and Rand. Generally describe who initiated the contacts, what was discussed, and how the Board or management responded. Generally summarize the material details of any discussions or correspondence and provider any needed context.

5. Additionally, please briefly summarize the discussions at the July 21, 2014 meeting between JWest and representatives of the company. Your revised disclosure should note the actions JWest requested the company to take, and its responses at that time.

6. Please briefly explain the basis for your belief that Jonathan Evans' and Sean O'Connor's "skills sets are [not] additive to the skill sets of [your] current Board of Directors" given the qualifications and criteria for director nominations you describe on page 12.

7. Please provide support for your assertion on page 4 that Evans' and O'Connor's "agenda is likely to be short-term oriented and may fail to recognize the fundamental strengths of our business . . . ."

8. Please briefly explain how you believe the "fundamental strengths" of your business will maximize stockholder value over the long-term. Your revised disclosure should describe the specific aspects of your business plan and how this plan is designed to maximize the strengths you reference.

Proposal 1 – Election of Directors, page 5

9. You state in the fourth paragraph on page 5 that the Board knows of no reason why any nominee might be unable to serve. Please affirmatively state that each nominee for director has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d).

Executive Compensation, page 18 - Cash Bonuses, page 19

10. Please disclose the target Adjusted EBITDA in excess of the Expense Amount for the most recent fiscal year.

Potential Payments upon Termination or Change-In-Control, page 25

11. Please disclose whether any change in control payments would become due if one or both of JWest's nominees are elected to the Board.

Other Matters, page 32

12. You state in the second to last paragraph on page 33 that the persons named in the WHITE proxy card will vote on any unanticipated matters "in accordance with their best judgment." Please clarify here the circumstances under which the proxy confers discretionary authority to vote, consistent with Rule 14a-4(c)(1).

Appendix A

Miscellaneous Information Concerning Participants, page A-4

13. Please remove the knowledge qualifier from this section or explain why this qualification is necessary with respect to participants who are your officers, directors, or employees.

Form of Proxy

14. Please clearly mark the form of proxy and the proxy statement itself (on the front cover page) as "preliminary." Refer to Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3263 with any questions you may have.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions